Exhibit 12.1

CCH II, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2006	2005	2004

Earnings
Loss from operations before Income Taxes and
Cumulative Effect of Accounting Change	$(375)	$(449)	$(2,721)
Fixed Charges	982	865	733

Total Earnings	$607	$416	$(1,988)

Fixed Charges
Interest Expense	$951	$829	$702
Amortization of Debt Costs	24	29	24
Interest Element of Rentals	7	7	7

Total Fixed Charges	$982	$865	$733

Ratio of Earnings to Fixed Charges (1)	-	-	-

(1) Earnings for the years ended December 31, 2006, 2005, and 2004 were insufficient to cover fixed charges by $375, $449, and $2,721, respectively. As a result of such deficiencies, the ratios are not presented above.